

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

January 26, 2018

Scott D. Drury
President
San Diego Gas & Electric Company
8326 Century Park Court
San Diego, California 92123

> **Re:** **San Diego Gas & Electric Company**
> **Registration Statement on Form S-3**
> **Filed January 22, 2018**
> **File No. 333-222650**

Dear Mr. Drury:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: James Spira
        Bruce Folkmann
        Barry M. Clarkson, Esq.